Room 4561

	December 6, 2005

Vikram Gulati
President and Chief Executive Officer
Intelligroup, Inc.
499 Thornall Street
Edison, New Jersey 08837

Re:	Intelligroup, Inc.
	Preliminary Proxy Statement on Schedule 14A filed November
29,
2005
	File No. 0-20943

Dear Mr. Gulati:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Amendment of the Charter, page 5

1. Please disclose in an illustrative table or otherwise how many shares of common stock are currently outstanding including shares of common stock underlying outstanding convertible securities or issuable pursuant to other obligations, and how many shares are currently available for issuance and will be available upon the effectiveness of the increase in your authorized capital.

2. We note your discussion of the anti-takeover implications of the proposed increase in authorized capital. Please discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders. Please refer to Release No. 34-15230 for additional guidance.

Form 10-KSB for the year ended December 31, 2004

3. With respect to your disclosure of changes to your internal control over financial reporting pursuant to Item 308 of Regulation
S-K in which you reference changes "during the fiscal year ended December 31, 2004." We also note similar disclosure in your interim reports with respect to subsequent periods. Please note that Item 308 of Regulation S-B requires the disclosure of any change in your internal control over financial reporting that occurred specifically during your "last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. In light of the foregoing, please advise us specifically with respect to changes in your internal control over financial reporting for the quarters ended December 31, 2004, March
31, 2005, June 30, 2005 and September 30, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.


*              *              *              *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director


cc:	Via Facsimile
	Loryn Zerner, Esq.
	Latham & Watkins LLP
      885 Third Avenue, Suite 1000
      New York, New York 10022-4834
      Telephone: (212) 906-1200
      Facsimile: (212) 751-4864